PEERLESS MFG. CO.	CORPORATE HEADQUARTERS 2819 WALNUT HILL LANE DALLAS, TEXAS 75229 P.O. BOX 540667 DALLAS, TEXAS 75354

TELEPHONE (214) 357-6181
FAX (214) 351-0194
www.peerlessmfg.com
March 30, 2006
Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:	Form 10-K for the year ended June 30, 2005
Form 10-Q for the quarter ended December 31, 2005
File No. 0-5214
Dear Mr. Decker:
     We have received and reviewed your letter dated March 3, 2006. We respectfully submit the attached responses to the points raised in your letter.
     As instructed in your letter, we acknowledge that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in our filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking additional action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.
     Should you have further questions or need additional information, please do not hesitate to contact us.
Regards,
/s/ Henry G. Schopfer, III
Henry G. Schopfer, III
Chief Finance Officer

Peerless Mfg. Co.	Form 10-K for the year ended June 30, 2005
File No. 0-5214	Form 10-Q for the quarter ended December 31, 2005
FORM 10-K FOR THE YEAR ENDED JUNE 30, 2005
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in future filings.
RESPONSE: In responding to the below comments where additional disclosures or other revisions need to be made, we have included what the revisions will look like and will include the revisions in future filings.

Peerless Mfg. Co.	Form 10-K for the year ended June 30, 2005
File No. 0-5214	Form 10-Q for the quarter ended December 31, 2005
FORM 10-K FOR THE YEAR ENDED JUNE 30, 2005
Item 7. Management’s Discussion and Analysis
Results of Operations — Consolidated
Gross Profit Margin, page 12
2.	Please disclose the types of expenses that you include in each of the following line items: cost of goods sold, sales and marketing, engineering and project management, and general administrative. Please disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:
•	In a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•	In MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related of their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in another line item, such as general and administrative expenses.
RESPONSE: The disclosures will be expanded to incorporate the types of expenses included in each item. The revised disclosure, in the respective sections, would be similar to the following:
“Cost of goods sold includes manufacturing and distribution costs for products sold. These costs include material, direct labor, indirect labor, manufacturing overhead, sub-contract work, inbound freight, outbound freight, purchasing, receiving, inspection, warehousing, internal transfer costs, and other costs of our manufacturing and distribution processes.”
(Note: As the cost of goods sold line item does not exclude any portion of these costs, no additional disclosures will be added in a footnote or MD&A.)
“Sales and marketing expenses include payroll, employee benefits, stock-based compensation and other employee-related costs associated with sales and marketing personnel. Additionally, sales and marketing expenses include travel and entertainment, advertising, promotions, trade shows, seminars, and other programs.”
“Engineering and project management expenses include payroll, employee benefits, stock-based compensation and other employee-related costs associated with engineering, project management and field service personnel. Additionally, engineering and project management expenses include the cost of sub-contracted engineering services.”
“General and administrative costs include payroll, employee benefits, stock-based compensation and other employee-related costs and departmental functional costs associated with executive management, finance, accounting, human resources, information systems, and other administrative employees. Additionally, general and administrative costs include facility costs, insurance, audit fees, legal fees, reporting expense, professional services, and other administrative fees.”

Peerless Mfg. Co.	Form 10-K for the year ended June 30, 2005
File No. 0-5214	Form 10-Q for the quarter ended December 31, 2005
FORM 10-K FOR THE YEAR ENDED JUNE 30, 2005
Item 7. Management’s Discussion and Analysis
Results of Operations — Consolidated
Gross Profit Margin, page 12
3.	Given that selling margin excludes amounts that are included in gross profit margin, which is calculated and presented in accordance with GAAP on your statements of operations, we would expect to see all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K. Please provide these disclosures, or tell us how you determined they are not necessary.
RESPONSE: We will discontinue the discussion of selling margin and limit our discussion to gross profit margin, as calculated in accordance with GAAP and presented in our financial statements.

Peerless Mfg. Co.	Form 10-K for the year ended June 30, 2005
File No. 0-5214	Form 10-Q for the quarter ended December 31, 2005
FORM 10-K FOR THE YEAR ENDED JUNE 30, 2005
Results of Operations — Segments
4.	Please tell us more about the correction associated with control deficiencies. Specifically, please address the following:
•	Tell us the nature of the corrections including the periods impacted, the line items on your financial statements that were impacted, and the amount of the corrections for each annual and quarterly period in the last three years ended June 30, 2005; and

•	It appears that you recorded a cumulative catch-up adjustments in the quarter ended December 31, 2004. Show us the analysis you performed in determining prior periods did not need to be restated. Refer to SAB Topics 1:M and 5:F.
RESPONSE: The “control deficiency” related to two areas. The first area involved incomplete supporting documentation (customer purchase orders) for our backlog. The correction of this “control deficiency” required procedural changes and did not have any impact to our financial statements.
The second area of “control deficiency” was related to the estimate to complete (total costs to complete) certain projects being accounted for using percentage of completion. In some cases the estimated final cost to complete was too low, while in other cases the estimated final cost was too high. The correction associated with this control deficiency required procedural changes and impacted the revenue and gross profit line items in our financial statements. A “catch-up” adjustment was recorded in the quarter ended December 31, 2004 when the “control deficiency” was identified.
As requested, the tables on the following two pages (page # 6 of 15 and page # 7 of 15) display the impact of the “control deficiency” and the subsequent correction by quarter and fiscal year for the last three years.
In evaluating the impact, the corrections were determined not to be material either to past-presented financial information, trends in earnings or to the most current projected results for the current fiscal year. Nor was the impact of the corrections material to the reported revenues or gross profits, or computed compliance with the Company’s loan covenants.
The evaluation of whether the impact of the corrections would have a material affect on the perceptions of shareholders/analyst required judgment and the application of the “reasonable person” threshold principle. In evaluating the impact of the corrections at the largest point (fiscal year ended 6/30/04), it was reasonable to believe that irrespective of whether the Company had reported net earnings from continuing operations of $2,342,000 ($.77 per diluted share) versus $2,402,000 ($.79 per diluted share) – the basic perceptions with respect to the Company’s operating performance would be the same, especially when viewed in relation to the Company’s trend from FY 2003 (net earnings from continuing operations of $911,000, or $.30 per diluted share.

Peerless Mfg. Co.
Form 10-K selected data for the fiscal year ended June 30, 2005
Revenues, Gross Profit, Net Earnings (loss), and Diluted EPS from Continuing Operations ($000)

	Twelve months ended
	6/30/2005	6/30/2004	6/30/2003
AS REPORTED
Revenues	$51,063	$59,761	$64,854
Gross profit	13,707	18,802	17,012
Net earnings (loss)	(526)	2,402	911
Diluted EPS	$(0.17)	$0.79	$0.30

	Twelve months ended
	6/30/2005	6/30/2004	6/30/2003
ADJUSTED FOR IMPACT
Revenues	$51,524	$59,300	$64,854
Gross profit	13,799	18,710	17,012
Net earnings (loss)	(466)	2,342	911
Diluted EPS	$(0.15)	$0.77	$0.30

	Twelve months ended
	6/30/2005	6/30/2004	6/30/2003
IMPACT
Revenues	$461	$(461)	$—
Gross profit	92	(92)	—
Net earnings (loss)	60	(60)	—
Diluted EPS	$0.02	$(0.02)	$—

Peerless Mfg. Co.
Form 10-Q selected data for the quarters ended September 30, 2002 through June 30, 2005
Revenues, Gross Profit, Net Earnings (loss), and Diluted EPS from Continuing Operations ($000)

	AS REPORTED		ADJUSTED FOR IMPACT		IMPACT
	Three months ended		Three months ended		Three months ended
	9/30/2003	9/30/2002	9/30/2003	9/30/2002	9/30/2003	9/30/2002

Revenues	$16,807	$13,276	$16,807	$13,276	$—	$—
Gross profit	4,806	3,273	4,806	3,273	—	—
Net earnings (loss)	740	(1,055)	740	(1,055)	—	—
Diluted EPS	$0.24	$(0.35)	$0.24	$(0.35)	$0.00	$0.00

	Three months ended		Three months ended		Three months ended
	12/31/2003	12/31/2002	12/31/2003	12/31/2002	12/31/2003	12/31/2002

Revenues	$16,429	$20,011	$16,429	$20,011	$—	$—
Gross profit	4,545	4,476	4,545	4,476	—	—
Net earnings (loss)	609	468	609	468	—	—
Diluted EPS	$0.20	$0.15	$0.20	$0.15	$0.00	$0.00

	Three months ended		Three months ended		Three months ended
	3/31/2004	3/31/2003	3/31/2004	3/31/2003	3/31/2004	3/31/2003

Revenues	$13,491	$12,822	$13,246	$12,822	$(245)	$—
Gross profit	4,812	3,637	4,810	3,637	(2)	—
Net earnings (loss)	555	(56)	554	(56)	(1)	—
Diluted EPS	$0.18	$(0.02)	$0.18	$(0.02)	$(0.00)	$0.00

	Three months ended		Three months ended		Three months ended
	6/30/2004	6/30/2003	6/30/2004	6/30/2003	6/30/2004	6/30/2003

Revenues	$13,034	$18,475	$12,818	$18,475	$(216)	$—
Gross profit	4,639	5,626	4,549	5,626	(90)	—
Net earnings (loss)	498	1,554	439	1,554	(59)	—
Diluted EPS	$0.16	$0.51	$0.14	$0.51	$(0.02)	$0.00

	Three months ended		Three months ended		Three months ended
	9/30/2004	9/30/2003	9/30/2004	9/30/2003	9/30/2004	9/30/2003

Revenues	$11,218	$16,807	$11,203	$16,807	$(15)	$—
Gross profit	3,215	4,806	3,203	4,806	(12)	—
Net earnings (loss)	(109)	740	(117)	740	(8)	—
Diluted EPS	$(0.04)	$0.24	$(0.04)	$0.24	$(0.00)	$0.00

	Three months ended		Three months ended		Three months ended
	12/31/2004	12/31/2003	12/31/2004	12/31/2003	12/31/2004	12/31/2003

Revenues	$10,844	$16,429	$11,320	$16,429	$476	$—
Gross profit	2,939	4,545	3,043	4,545	104	—
Net earnings (loss)	(464)	609	(396)	609	68	—
Diluted EPS	$(0.15)	$0.20	$(0.13)	$0.20	$0.02	$0.00

	Three months ended		Three months ended		Three months ended
	3/31/2005	3/31/2004	3/31/2005	3/31/2004	3/31/2005	3/31/2004

Revenues	$12,999	$13,491	$12,999	$13,246	$—	$(245)
Gross profit	3,844	4,812	3,844	4,810	—	(2)
Net earnings (loss)	205	555	205	554	—	(1)
Diluted EPS	$0.07	$0.18	$0.07	$0.18	$0.00	$(0.00)

	Three months ended		Three months ended		Three months ended
	6/30/2005	6/30/2004	6/30/2005	6/30/2004	6/30/2005	6/30/2004

Revenues	$16,002	$13,034	$16,002	$12,818	$—	$(216)
Gross profit	3,709	4,639	3,709	4,549	—	(90)
Net earnings (loss)	(158)	498	(158)	439	—	(59)
Diluted EPS	$(0.05)	$0.16	$(0.05)	$0.14	$0.00	$(0.02)

Peerless Mfg. Co.	Form 10-K for the year ended June 30, 2005
File No. 0-5214	Form 10-Q for the quarter ended December 31, 2005
FORM 10-K FOR THE YEAR ENDED JUNE 30, 2005
Segment Profit, page 16
5.	In your tables of profit by reportable segment, it is not clear why you have presented total segment profit. Please revise your presentation to remove the subtotal called total segment profit as it represents a non-GAAP measure when presented outside of the segment footnote. For additional guidance, refer to Questions 21 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, which was released on June 13, 2003.
RESPONSE: We will delete the presentation of the Non-GAAP financial measure for segment profit in future filings.

Peerless Mfg. Co.	Form 10-K for the year ended June 30, 2005
File No. 0-5214	Form 10-Q for the quarter ended December 31, 2005
FORM 10-K FOR THE YEAR ENDED JUNE 30, 2005
tem 9A. controls and Procedures, page 54
6.	You state that your disclosure controls and procedures were effective in ensuring that all material information required to be filed in the Form 10-K was made known to your Chief Executive Officer and Chief Financial Officer in a timely fashion. This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please revise your definition to also clarify, if true, that your disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in your filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. Please also confirm to us that your disclosures controls and procedures were effective as of June 30, 2005, September 30, 2005, and December 31, 2005 when evaluating based on the complete definition of disclosure controls and procedures.
RESPONSE: The disclosure will be amended to incorporate the complete definition of disclosure controls and procedures. The revised wording in future filings is expected to be as follows:
“The Company’s management has evaluated, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, the effectiveness of these disclosure controls and procedures as of the end of the period covered by this Report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective in ensuring that all information required to be disclosed in this Report has been recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. “
The Company’s controls and procedures were effective as of June 30, 2005, September 30, 2005 and December 31, 2005 when evaluating based on the complete definition of disclosure controls and procedures as set forth above.

Peerless Mfg. Co.	Form 10-K for the year ended June 30, 2005
File No. 0-5214	Form 10-Q for the quarter ended December 31, 2005
FORM 10-K FOR THE YEAR ENDED JUNE 30, 2005
Financial Statements
Consolidated Statements of Cash Flows, page 34
7.	We remind you that footnote 10 to SFAS 95 states that separate disclosure of cash flows pertaining to extraordinary items or discontinued operations is not required. Given that you have chosen to present these cash flows, please either separately identify cash flows from discontinued operations with each category of the cash flow statement, or separately identify operating, investing, and financing activities related to discontinued operations within a separate section of the cash flow statement. Please revise your presentation and provide disclosures regarding your change in presentation. Refer to AICPA Center for Public Company Audit Firms Alert # 90 dated February 15, 2006.
RESPONSE: We have referred to the AICPA Center for Public Company Audit Firms Alert # 90 dated February 15, 2006. A disclosure similar to the following will be added into the notes of future financial statements:
“In fiscal 2006 the Company has separately disclosed the operating, investing, and financing portions of cash flows attributable to discontinued operations, which in prior periods were reported on a combined basis as a single amount.”
The following page (page 11 of 15) contains a sample of our revised Consolidated Statements of Cash Flows reflecting the changes in the presentation of cash flows from discontinued operations.

Peerless Mfg. Co.	Form 10-K for the year ended June 30, 2005
File No. 0-5214	Form 10-Q for the quarter ended December 31, 2005
PEERLESS MFG. CO. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year ended June 30,
	2006		2005	2004
Cash flows from operating activities:
Net earnings (loss)	$	xxx	$(592)	$2,038
Net loss from discontinued operations		xx	66	364

Net earnings (loss) from continuing operations		xxx	(526)	2,402
Adjustments to reconcile net earnings (loss) from continuing operations to net cash provided by operating activities:
Depreciation and amortization		xxx	636	754
Deferred income taxes		xxx	100	280
Provision for bad debt		xxx	318	39
Provision for warranty expense		xxx	541	880
Inventory valuation reserve		xxx	161	74
Foreign exchange (gain) loss		xxx	22	101
Gain on sales on property and equipment		xxx	—	—
Stock option expense		xxx	69	—
		xxx
Changes in operating assets and liabilities		xxx
Accounts receivable		xxx	1,661	1,393
Inventories		xxx	(359)	36
Costs and earnings in excess of billings on uncompleted contracts		xxx	2,288	(3,705)
Other current assets		xxx	(348)	284
Other assets		xxx	138	59
Accounts payable		xxx	(1,236)	(3,971)
Billings in excess of costs and earnings uncompleted contracts		xxx	1,682	(1,628)
Commissions payable		xxx	(82)	(197)
Product warranties		xxx	(678)	(744)
Income taxes payable		xxx	(557)	534
Accrued liabilities and other		xxx	1,123	(887)

		xxx	5,479	(6,698)

Net cash provided by (used in) operating activities of continuing operations		xxx	4,953	(4,296)

Cash flow from investing activities:
Net proceeds from short-term investments		xxx	—	309
Net purchases of property and equipment		xxx	(897)	(407)

Net cash provided by (used in) investing activities of continuing operations		xxx	(897)	(98)

Cash flows from financing activities:
Proceeds from sale of common stock		xxx	140	98

Net cash provided by financing activities of continuing operations		xxx	140	98
Cash flows from discontinued operations — restated:
Net cash provided by (used in) operating activities of discontinued operations		xxx	xxx	xxx
Net cash provided by (used in) investing activities of discontinued operations		xxx	xxx	xxx
Net cash provided by (used in) financing activities of discontinued operations		xxx	xxx	xxx

Net cash provided by (used in) discontinued operations		xxx	(41)	1,755

Effect of exchange rate changes on cash and cash equivalents		xxx	3	(20)

Net increase (decrease) in cash and cash equivalents		xxx	4,158	(2,561)
Cash and cash equivalents at beginning of period		xxx	4,119	6,680

Cash and cash equivalents at end of period		xxx	$8,277	$4,119

See accompanying notes to consolidated financial statements.

Peerless Mfg. Co.	Form 10-K for the year ended June 30, 2005
File No. 0-5214	Form 10-Q for the quarter ended December 31, 2005
FORM 10-K FOR THE YEAR ENDED JUNE 30, 2005
Notes to Financial Statements
Note A. Nature of Operations and Summary of Significant Accounting Policies
Revenue Recognition, page 36
8.	In Note I you state that you warrant your products will be free defects in materials and workmanship and will conform to agreed upon specifications at the time of delivery and typically for a period of 12 to 18 months from date of customer acceptance. Please disclose what consideration is given to customer acceptance terms in determining when it is appropriate to recognize revenue.
RESPONSE: The term “customer acceptance” is used to define when our customer places the product in service. Because the Company recognizes revenues under the provisions of SOP 81-1, revenue is recognized based on the completion of the manufacturing requirements of the sales contract by applying the percentage of completion method of accounting, and is not contractually contingent on further “customer acceptance”. The product warranty period, per the sales contract, will generally be for a period of 18 months from shipment or 12 months from “customer acceptance”, whichever is less.

Peerless Mfg. Co.	Form 10-K for the year ended June 30, 2005
File No. 0-5214	Form 10-Q for the quarter ended December 31, 2005
FORM 10-K FOR THE YEAR ENDED JUNE 30, 2005
Notes to Financial Statements
Note A. Nature of Operations and Summary of Significant Accounting Policies
Revenue Recognition, page 36
9.	Please disclose how you account for unapproved change orders, including whether you assume a profit component prior to the change orders being approved by your customer.
RESPONSE: We do not assume any profit component for change orders prior to being approved by our customers. We account for change orders upon receipt of a mutually agreed upon / legally binding document from our customer. Our disclosure will be amended to include our accounting for change orders.

Peerless Mfg. Co.	Form 10-K for the year ended June 30, 2005
File No. 0-5214	Form 10-Q for the quarter ended December 31, 2005
FORM 10-K FOR THE YEAR ENDED JUNE 30, 2005
Exhibit 31
10.	Please confirm that the inclusion of your CEO and CFO’s title was not intended to limit the capacity in which such individual provided the certifications. Please remove the reference to the CEO and CFO’s titles in the introductory paragraph of the certifications to confirm to the format provided in Item 601(b)(31) of Regulation S-K.
RESPONSE: The inclusion of our CEO and CFO’s title was not intended to limit the capacity in which such individual provided the certifications. The reference to the CEO and CFO titles in the introductory paragraph will be removed from future certifications.

Peerless Mfg. Co.	Form 10-K for the year ended June 30, 2005
File No. 0-5214	Form 10-Q for the quarter ended December 31, 2005
FORM 10-Q FOR THE QUARTER ENDED DECEMBER 31, 2005
General
11.	Please address the above comments in your interim filings as well
RESPONSE: For all of the above comments where revisions or additional disclosures are required, the revisions and additional disclosures will be included in our future interim filings.